November 25, 2008

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE – Mail Stop 3561
Washington, DC 20549	Via Fax (202) 772-9206 and FedEx

Dear Mr. Reynolds:

Syms Corp has received your recent comment letter requesting revision or explanation of certain disclosures in our Form 10-K for fiscal year ended March 1, 2008, Schedule 14A filed June 2, 2008 and 8-K filed July 10, 2008. Your comments and our response follow.

SEC Comment 1: We note the statement on page 15 that, in the company’s opinion, it “maintained in all material respects, effective internal control over financial reporting.” Please revise future filings to include a statement, without a materiality qualification, regarding management’s assessment of internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective.

SYMS Response: The statement on page 15 of our Form 10-K is the Report of Independent Registered Public Accounting Firm and not a statement from the Company. We understand from our auditors, BDO Seidman, LLP, that such statement is compliant and conforms, in all respects, with the examples shown in AS-5. We would call the Commission’s attention to page 14 of our Form 10-K which contains Management’s Report on Internal Control Over Financial Reporting which does not contain a materiality qualification. Within this management report is contained the language that “the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings…” which we believe is compliant, in all respects, with the requirements of the Securities and Exchange Commission including Item 308(a)(3) of Regulation S-K.

SEC Comment 2: We note on your website (www.syms.com) that you offer gift cards. Please revise your revenue recognition policy to disclose how you recognize revenue on these gift cards. Considering your gift cards never expire, clarify your accounting policy for gift cards that are never redeemed or are not redeemed over a period of time.

SYMS Corp • One Syms Way, Secaucus, NJ 07094 • (201) 902-9600
WWW.SYMS.COM

US Securities & Exchange Commission	Page 2

SYMS Response: We call the Commission’s attention to the Company’s Notes to Financial Statements, specifically Note 1(l) wherein the Company’s policies relative to obligations to customers is disclosed. The Company’s note states “When the company sells a gift certificate to a customer, it is recorded as a liability in the period it occurred. When the customer redeems the gift certificate for the purchase of merchandise, a sale is recorded and the liability is reduced.” No revenues are recognized unless or until gift cards are used.

SEC Comment 3: We note from your Form 8-K filed July 10, 2008 that you launched the SYMS loyalty card on February 10, 2008. It appears this loyalty program provides cardholders with two coupons per year for dollars off dividends on all purchases. Please revise your disclosure to clarify how you account for this program.

SYMS Response: Under our loyalty program, SYMS customers receive coupons, from time to time, for dollars off savings on purchases for a limited time after issuance. These coupons have a stated expiration date that is generally a few weeks (less than four weeks) after they are issued. Coupons are treated as a reduction of the selling price and flow through to our Statement of Income as a reduction of sales. Coupons and their usage are immaterial in all respects to the Company’s operations and accordingly the Company believes that they do not warrant separate disclosure. Should coupon usage or the related liability increase to a point of becoming material, the Company will revise its accounting and disclosures.

SEC Comment 4: We also note from your website that you offer customers a SYMS lifetime courtesy credit card issued by GE Capital. Please tell us if you receive any fees related to new accounts and/or usage and how you account for such fees. Also, disclose how you account for the customer-related benefits of this program (e.g. discount per purchase and the initial use 10% gift certificate).

SYMS Response: The Company receives no fees related to new accounts or usage of the cards issued by GE Capital. The discounts offered by the card are 10% off any initial purchases and continue with a 5% discount off future purchases. The discounts are taken at the point of purchase (at the cash register) and are reflected as a reduction in selling price at that time. Usage of this affinity card and the discounts taken are immaterial in all respects to the Company’s operations. Accordingly, we believe no further disclosure is required.

SEC Comment 5: We note references on page nine to “corporate and individual performance” and “attainment of corporate goals and objectives.” It appears that you use specific items of corporate performance in setting compensation. Please disclose any specific performance targets used or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

SYMS Response: As noted in the Compensation Discussion and Analysis under Compensation Philosophy on page nine, the Compensation Committee “…seeks to maintain a relatively simple compensation program in order to avoid the administrative costs…inherent in multiple complex

SYMS Corp • One Syms Way, Secaucus, NJ 07094 • (201) 902-9600
WWW.SYMS.COM

US Securities & Exchange Commission	Page 3

compensation plans and agreements.” The Compensation Committee continuously considers the need to attract and retain talented and qualified individuals at all levels. In compensating our employees we consider the results of operations and financial position of the Company along with individual performance which is evaluated periodically in determining an individual’s compensation. There are however, no specific predetermined performance targets established which are utilized in the consideration of individual or corporate performance. Accordingly no such disclosure is appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures in our filings. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find that the above “SYMS Responses” are fully responsive to the comments as contained in your letter to the SYMS Corp dated November 19, 2008. If you would like further discussion or clarification, please feel free to contact me at (201) 902-9600.

Very truly yours,

/s/ Philip A. Piscopo
Philip A. Piscopo
Vice President
Chief Financial Officer

SYMS Corp • One Syms Way, Secaucus, NJ 07094 • (201) 902-9600
WWW.SYMS.COM